UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities and Exchange Act of 1934

Date of Report: July 31, 2017

(Date of earliest event reported)

Invitae Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-36847	27-1701898
(State or other jurisdiction	(Commission	(I.R.S. employer
of incorporation or organization)	File Number)	identification number)

1400 16th Street, San Francisco, California 94103

(Address of principal executive offices, including zip code)

(415) 374-7782

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☒

Item 1.01	Entry into a Material Definitive Agreement.

Private Placement

On July 31, 2017, Invitae Corporation (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) pursuant to which the Company, in a private placement, agreed to issue and sell to the Investors an aggregate of 5,188,235 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”) at a price of $8.50 per share and 3,458,823 shares of the Company’s Series A Convertible Preferred Stock, $0.0001 par value per share (the “Series A Preferred Stock”) at a price of $8.50 per share, for gross proceeds to the Company of approximately $73.5 million (the “Private Placement”). The Series A Preferred Stock, which is a Common Stock equivalent but non-voting and with a blocker on conversion if the holder would exceed a specified threshold of voting security ownership, is convertible into Common Stock on a one-for-one basis, subject to adjustment for events such as stock splits, combinations and the like as provided in the Purchase Agreement. The Private Placement is expected to close on or about August 3, 2017, subject to the satisfaction of customary closing conditions.

In connection with the Private Placement, the Company entered into a Registration Rights Agreement with the Investors, dated as of July 31, 2017 (the “Registration Rights Agreement”), pursuant to which the Company has agreed to file one or more registration statements with the Securities and Exchange Commission (the “SEC”) covering the resale of the shares of Common Stock, and Common Stock underlying the Series A Preferred Stock, sold in the Private Placement, as well as other shares of Common Stock previously held by certain investors participating in the Private Placement. The Company has agreed to file the registration statements within 60 days of the closing of the Private Placement. The Registration Rights Agreement includes customary indemnification rights in connection with the registration statements.

The foregoing summary descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Registration Rights Agreement, which are attached as Exhibits 10.1 and 10.2 hereto, respectively, and incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement and the Registration Rights Agreement were made solely for the benefit of the parties to the Purchase Agreement and the Registration Rights Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and the Registration Rights Agreement and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

Amendment to Registration Rights Agreement

In connection with the Private Placement, on July 31, 2017, the Company entered into an amendment (the “Amendment”) to that certain Fifth Amended and Restated Investors’ Rights Agreement dated as of August 26, 2014 (the “Original Rights Agreement”) by and among the Company and the other signatories thereto. The Amendment provides that a Holder’s (as defined in the Original Rights Agreement) rights with respect to registration of Registrable Securities (as defined in the Original Rights Agreement) expire at such time as Rule 144 or another similar exemption under the Securities Act of 1933 (the “Securities Act”) is available for the sale of all of such Holder’s shares without limitation during a three-month period. As required under the Original Rights Agreement, the Amendment was entered into by the Company and the holders of at least a majority of the Registrable Securities currently outstanding (as defined in the Original Rights Agreement).

The foregoing summary description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 10.3 hereto and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the Private Placement, on July 31, 2017, the Company entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Agreement”) which supersedes the Original Rights Agreement, as amended. The Amended and Restated Agreement provides that Holders (as defined in the Amended and Restated Agreement) holding Registrable Securities (as defined in the Amended and Restated Agreement), particularly those who would otherwise be prohibited from selling shares of Common Stock due to certain restrictions under federal securities laws (including, for example, due to status as an affiliate of the Company) shall be entitled to request registration of such shares on a registration statement on Form S-3 under certain circumstances as more fully described in the Amended and Restated Agreement. As required under the Original Agreement, the Amended and Restated Agreement was entered into by the Company and the holders of at least a majority of the Registrable Securities currently outstanding (as defined in the Original Agreement and following the effectiveness of the Amendment).

The foregoing summary description of the Amended and Restated Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Agreement, a copy of which is attached as Exhibit 10.4 hereto and incorporated herein by reference.

CombiMatrix Acquisition

On July 31, 2017, the Company, Coronado Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Coronado Merger Sub”), and CombiMatrix Corporation (NASDAQ: CBMX), a Delaware corporation (“CombiMatrix”), entered into an Agreement and Plan of Merger and Reorganization (the “CombiMatrix Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the CombiMatrix Merger Agreement, the Company will acquire 100% of the fully diluted equity of CombiMatrix. Pursuant to the CombiMatrix Merger Agreement, Coronado Merger Sub will merge with and into CombiMatrix, with CombiMatrix becoming a wholly-owned subsidiary of the Company and the surviving corporation in the merger (the “CombiMatrix Merger”). The CombiMatrix Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

The aggregate merger-related consideration in the CombiMatrix Merger for 100% of the currently issued and outstanding shares of CombiMatrix as well as outstanding restricted stock units and in-the-money options consists of $27.0 million in shares of the Company’s common stock, based upon the 30 trading day trailing average closing price for shares of the Company’s common stock immediately preceding the date of the CombiMatrix Merger Agreement (the “Stipulated Value”), or approximately 2.85 million shares; provided, however, that such amount is subject to adjustment based upon the “Net Cash” of CombiMatrix at the time of the CombiMatrix Merger as defined in the CombiMatrix Merger Agreement. Subject to the terms and conditions of the CombiMatrix Merger Agreement, at the closing of the CombiMatrix Merger, (i) each outstanding share of CombiMatrix common stock or Series F preferred stock will be converted into the right to receive the number of shares of the Company’s common stock equal to the Exchange Ratio (as defined in the CombiMatrix Merger Agreement), (ii) outstanding and unexercised in-the-money CombiMatrix stock options will be accelerated and converted into the right to receive the number of shares of the Company’s common stock equal to the Exchange Ratio, and (iii) outstanding and unsettled CombiMatrix RSUs will be accelerated and settled with the number of shares of the Company’s common stock equal to the Exchange Ratio. No fractional shares will be issued in connection with the CombiMatrix Merger and the Company will pay cash in lieu of any such fractional shares.

In addition, (a) outstanding and unexercised out-of-the money CombiMatrix stock options will be cancelled and extinguished at the closing of the CombiMatrix Merger without any right to receive any consideration, (b) outstanding and unexercised CombiMatrix Series D Warrants, and outstanding and unexercised and untendered CombiMatrix Series F Warrants (NASDAQ: CBMXW) immediately prior to the closing of the CombiMatrix Merger, will be assumed by the Company and converted into warrants to purchase that number of shares of the Company’s common stock equal to the Exchange Ratio and (c) certain entitlements under CombiMatrix’s executive compensation transaction bonus plan will be paid in shares of the Company’s common stock or RSUs to be settled in shares of the Company’s common stock. All outstanding and unexercised CombiMatrix Series A, Series B, Series C, Series E, and PIPE warrants will be repurchased by CombiMatrix prior to closing pursuant to that certain CombiMatrix Common Stock Purchase Warrants Repurchase Agreement dated July 11, 2016.

As part of the CombiMatrix Merger transaction and pursuant to the Merger Agreement, the Company contemplates conducting a warrant exchange offer to the holders of outstanding CombiMatrix Series F Warrants to exchange such warrants (the “Warrant Exchange Offer”) for up to approximately $6.0 million in shares of the Company’s common stock based upon the Stipulated Value, or approximately 0.63 million shares. The specific terms of the Warrant Exchange Offer have not yet been determined by the Company.

To the extent the CombiMatrix Series F warrants are not exchanged in the Warrant Exchange Offer and are either exercised or assumed as part of the CombiMatrix Merger, the consideration payable by the Company could increase by up to approximately $15 million in shares of the Company’s common stock based upon the Stipulated Value, or approximately 1.58 million shares; provided, however, that such amount is subject to adjustment based upon the Net Cash of CombiMatrix at the time of the CombiMatrix Merger.

Consummation of the CombiMatrix Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of CombiMatrix at a special meeting of stockholders to be called by CombiMatrix as well a minimum required participation in the Warrant Exchange Offer by the holders of at least 90% of the outstanding CombiMatrix Series F warrants. The CombiMatrix Merger Agreement contains specified termination rights for both the Company and CombiMatrix, and further provides that, upon termination of the Merger Agreement under specified circumstances, CombiMatrix may be obligated to pay the Company a termination fee of $1,400,000 (net of expense reimbursement previously paid), and, under specified circumstances, either party may be required to reimburse the other party for various expenses incurred in connection with the Merger up to a maximum of $400,000.

In accordance with the terms of the Merger Agreement, certain CombiMatrix officers and directors have each entered into a Transaction Bonus Payout Agreement with CombiMatrix and the Company (the “CombiMatrix Transaction Bonus Payout Agreements”). Pursuant to the Transaction Bonus Payout Agreements, (i) the two CombiMatrix executive officers and another officer who are each party to such an agreement have agreed to receive any cash bonus to which they may otherwise be entitled under the CombiMatrix Transaction Bonus Plan in RSUs to be granted by the Company and settled in shares of the Company’s common stock and (ii) the CombiMatrix outside directors who are each party to such an agreement have agreed to receive any cash bonus to which they may otherwise be entitled under the CombiMatrix Transaction Bonus Plan in unrestricted shares of the Company’s common stock.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the CombiMatrix Merger Agreement which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information about the CombiMatrix Merger and Where to Find It

In connection with the CombiMatrix Merger, the Company and CombiMatrix intend to file relevant materials with the SEC, including (a) a registration statement on Form S-4 that will contain a proxy statement/prospectus for CombiMatrix to solicit stockholder approval of the CombiMatrix Merger and (b) a registration statement on Form S-4 that will contain offer documents for the Company to conduct the Warrant Exchange Offer. Investors and securityholders of the Company and CombiMatrix are urged to read these materials when they become available because they will contain important information about the Company and CombiMatrix as well as the CombiMatrix Merger and the Warrant Exchange Offer. The proxy statement/prospectus and the offering documents and other relevant materials (when they become available), and any other documents filed by the Company or CombiMatrix with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and securityholders may obtain free copies of the documents (i) filed with the SEC by the Company, by directing a written request to: Invitae Corporation, 1400 16th Street, San Francisco, California 94103, Attention: Investor Relations or (ii) filed with the SEC by CombiMatrix, by directing a written request to: CombiMatrix Corporation, 310 Goddard, Suite 150, Irvine, California 92618, Attention: Investor Relations. Investors and securityholders are urged to read the proxy statement/prospectus, the offering documents and the other relevant materials when they become available before making any voting or investment decision with respect to the CombiMatrix Merger or the Warrant Exchange Offer.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and CombiMatrix and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CombiMatrix in connection with the CombiMatrix Merger. Information regarding the special interests of these directors and executive officers in the CombiMatrix Merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the Company’s directors and executive officers is also included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the proxy statement for the Company’s 2017 annual meeting of stockholders. Additional information regarding CombiMatrix’s directors and executive officers is also included in CombiMatrix’s Annual Report on Form 10-K for the year ended December 31, 2016 and the proxy statement for CombiMatrix’s 2017 annual meeting of stockholders. These documents are available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at the Company or CombiMatrix at the addresses set forth above.

Good Start Genetics Acquisition

On July 31, 2017, the Company, Bueno Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Bueno Merger Sub”), Good Start Genetics, Inc., a privately-held Delaware corporation (“Good Start”), holders of Good Start’s convertible promissory notes (the “Good Start Noteholders”), participants in Good Start’s management carveout plan (the “Good Start Plan Participants”), and OrbiMed Private Investments III, LP (as representative of the Good Start Noteholders, the Good Start Plan Participants and Good Start’s stockholders) entered into an Agreement and Plan of Merger (the “Good Start Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Good Start Merger Agreement, the Company will acquire 100% of the fully diluted equity of Good Start. Pursuant to the Good Start Merger Agreement, Bueno Merger Sub will merge with and into Good Start, with Good Start becoming a wholly-owned subsidiary of the Company and the surviving corporation in the merger (the “Good Start Merger”).

The aggregate merger-related consideration in the Good Start Merger is expected to consist of approximately $40 million, including (i) approximately $15.7 million in shares of the Company’s common stock issuable to certain Good Start Noteholders and Good Start Plan Participants, or approximately 1.65 million shares based upon the 30 trading day trailing average closing price for shares of the Company’s common stock immediately preceding the date of the Good Start Merger Agreement, subject to a hold back of approximately 25% of such amount for up to 13 months to cover potential indemnification liabilities, (ii) cash of up to approximately $18.3 million, which will be paid to retire certain Good Start secured debt, and (iii) the payment or assumption of approximately $6 million in pre-closing and closing-related liabilities and obligations of Good Start.

Subject to the terms and conditions of the Good Start Merger Agreement, at the closing of the Good Start Merger, (i) each outstanding share of Good Start common stock (after conversion of all outstanding Good Stock preferred stock into common stock) will be converted into the right to receive $0.0001 cash per share of Good Start common stock (which, in the aggregate, will be a negligible amount), (ii) outstanding and unexercised Good Start stock options will be cancelled and extinguished without any right to receive any consideration, (iii) outstanding and unexercised Good Start warrants to purchase Good Start Series A preferred stock or Good Start Series B preferred stock will be terminated without any right to receive any consideration, and (iv) pursuant to certain note termination agreements, certain Good Start convertible promissory notes will be terminated in consideration for issuance of shares of the Company’s common stock as described above to the Good Start Noteholders.

In accordance with the terms of the Merger Agreement, Good Start stockholders owning the substantial majority of (i) the Good Start common stock (after giving effect to conversion of all preferred stock) and (ii) the Good Start preferred stock have entered into a support agreement with the Company (the “Support Agreement”). The Support Agreement places certain restrictions on the transfer of the shares of capital stock of Good Start held by the respective signatories and include covenants as to the voting of such shares in favor of the transactions contemplated by the Good Start Merger Agreement.

Consummation of the Good Start Merger is subject to certain closing conditions, including among other things, approval by the stockholders of Good Start.

The shares of the Company’s common stock issued in the Good Start Merger will be issued in reliance upon the exemption from registration afforded by Section 4(a)(2) of the Securities Act. Each Good Start Noteholder and Good Start Plan Participant made certain representations as to such Good Start Noteholder or Good Start Plan Participant and that shares of the Company would be acquired for such Good Start Noteholder’s or Good Start Plan Participant’s own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof, and that such Good Start Noteholder or Good Start Plan Participant could bear the risks of the investment and could hold the shares for an indefinite period of time.

The foregoing description of the Good Start Merger Agreement does not purport to be complete and is qualified in its entirety by reference to a copy of the Good Start Merger Agreement attached hereto as Exhibit 2.2 and which is incorporated herein by reference.

The CombiMatrix Merger Agreement and the Good Start Merger Agreement have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual information about the Company, CombiMatrix or Good Start. The Agreements contain representations and warranties by the Company and CombiMatrix, on the one hand, and the Company and Good Start, on the other hand, and are made solely for the benefit of the respective parties thereto. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by the parties to each other in connection with the signing of the CombiMatrix Merger Agreement and the Good Start Merger Agreement. Certain representations and warranties in those agreements were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties thereto. Accordingly, the representations and warranties in the CombiMatrix Merger Agreement or the Good Start Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the respective agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 2.02	Results of Operations and Financial Condition.

On July 31, 2017, the Company issued a press release announcing certain preliminary financial results for the second fiscal quarter ended June 30, 2017. The preliminary financial results contained in the press release are furnished as Exhibit 99.1.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information required to be disclosed under this Item 2.03 is set forth in Item 1.01 above under the caption “Good Start Genetics Acquisition” and is incorporated by reference into this Item 2.03.

Item 3.02	Unregistered Sales of Equity Securities.

Pursuant to the Private Placement described in Item 1.01 above, which description under the caption “Private Placement” is hereby incorporated by reference into this Item 3.02, the Company has agreed to sell the shares of Common Stock and Series A Preferred Stock to be issued in the Private Placement to accredited investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Company will rely on this exemption from registration based in part on representations made by the Investors. Cowen and Company, LLC and Leerink Partners LLC are acting as joint placement agents for the Company in connection with the Private Placement and will receive fees of approximately $4.4 million. The net proceeds to the Company from the Private Placement, after deducting the placement agent fees and other expenses payable by the Company, are expected to be approximately $68.8 million. The securities to be sold in the Private Placement have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from such registration requirements. Neither this Current Report on Form 8-K nor any exhibit attached hereto shall constitute an offer to sell or the solicitation of an offer to buy shares of Common Stock, the Series A Preferred Stock or any other securities of the Company.

Pursuant to the Good Start Merger described in Item 1.01 above under the caption “Good Start Genetics Acquisition,” the Company will issue certain shares of its common stock upon closing of the Good Start Merger in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act. Each Good Start Noteholder and Good Start Plan Participant made certain representations as to such Good Start Noteholder or Good Start Plan Participant and that the shares would be acquired for such Good Start Noteholder’s or Good Start Plan Participant’s own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof, and that such Good Start Noteholder or Good Start Plan Participant could bear the risks of the investment and could hold the shares for an indefinite period of time.

Item 3.03	Material Modification to Rights of Security Holders.

In connection with the Private Placement, on July 31, 2017, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware, establishing and designating the rights, powers and preferences of the Series A Preferred Stock. The Company designated up to 3,458,823 shares of Series A Preferred Stock $0.0001 par value per share and a stated value per share equal to $8.50 (the “Stated Value”). Each share of Series A Preferred Stock is convertible at any time at the option of the holder thereof into a number of shares of the Company’s Common Stock determined by dividing the Stated Value by the conversion price per share, as it may be adjusted from time to time pursuant to the terms of the Certificate of Designation, which shall initially be $8.50, subject to a blocker provision on conversion if the holder would exceed a specified threshold of voting security ownership (which percentage may subsequently be increased or decreased to any other percentage at the holder’s election). The Series A Preferred Stock will have the right to receive dividends, first or simultaneously with payment of dividends to common stock, in an amount equal to the product of (i) the dividend payable on each share of common stock and (ii) the number of shares of common stock issuable upon conversion of a share of Series A Preferred Stock. The Series A Preferred Stock will have no voting rights except as required by law, as modified by the Company’s Amended and Restated Certificate of Incorporation. In the event of any liquidation or dissolution of the Company, the Series A Preferred Stock is entitled to receive $0.001 per share prior to the payment of any amount to any holders of capital stock of the Company ranking junior to the Series A Preferred Stock and thereafter shall participate pari passu with the holders of the Company’s common stock (on an as-if-converted-to-common-stock basis).

The foregoing summary description of the Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, which is attached as Exhibit 3.1 hereto and incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws: Change in Fiscal Year.

The information required to be disclosed under this Item 5.03 is set forth in Item 3.03 above and is incorporated by reference into this Item 5.03.

Item 7.01	Regulation FD Disclosure.

On July 31, 2017, the Company issued a press release announcing the Private Placement and a press release announcing the CombiMatrix Merger and the Good Start Merger. A copy of the press releases are furnished as Exhibits 99.1 and 99.2, respectively.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, are “forward-looking statements.” All statements, other than statements of historical facts, included in or incorporated by reference into this document regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing, stockholder approval and/or completion of the proposed mergers; the Company’s intention to file with the SEC registration statements on Form S-4 for the CombiMatrix Merger and the Warrant Exchange Offer; the Company’s intention to conduct the Warrant Exchange Offer; and the expected timing for closing the Private Placement. The Company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed CombiMatrix Merger and the proposed Good Start Merger, the ability of the Company to conduct the Warrant Exchange Offer, and the participation by CombiMatrix Series F warrant holders of the 90% minimum participation. The Company disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 31, 2017

INVITAE CORPORATION

By:	/s/ Shelly D. Guyer
Name:	Shelly D. Guyer
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of July 31, 2017, by and among Invitae Corporation, Coronado Merger Sub, Inc. and CombiMatrix Corporation.

2.2*	Agreement and Plan of Merger, dated as of July 31, 2017, by and among Invitae Corporation, Bueno Merger Sub, Inc., Good Start Genetics, Inc., the Noteholders, the Management Carveout Plan Participants, and OrbiMed Private Investments III, LP as the Holders’ Representative.

3.1	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Invitae Corporation.

10.1	Securities Purchase Agreement, dated as of July 31, 2017.

10.2	Registration Rights Agreement, dated as of July 31, 2017.

10.3	Amendment to Registration Rights Agreement, dated as of July 31, 2017.

10.4	Amended and Restated Registration Rights Agreement, dated as of July 31, 2017.

99.1#	Press Release issued by Invitae Corporation, dated July 31, 2017, announcing the Private Placement.

99.2#	Press Release issued by Invitae Corporation, dated July 31, 2017, announcing the CombiMatrix Merger and the Good Start Merger.

#	This Exhibit is furnished herewith and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933 except to the extent that Invitae Corporation specifically incorporates it by reference.
*	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.